Northeast Utilities						Exhibit 12
Ratio of Earnings to Fixed Charges
(Unaudited)

(Thousands of Dollars)	Six Months
	Ended	For the Years Ended December 31,
	June 30, 2012	2011	2010	2009	2008	2007
Earnings, as defined:
Net income	$146,974	$400,513	$394,107	$335,592	$266,387	$251,455
Income tax expense	82,019	170,953	210,409	179,947	105,661	109,420
Equity in earnings of regional nuclear
generating and transmission companies	(584)	(671)	(1,429)	(1,762)	(1,637)	(3,983)
Dividends received from regional equity investees	677	940	1,488	3,794	1,017	4,542
Fixed charges, as below	167,823	275,948	263,393	296,764	304,374	275,611
Less: Interest capitalized (including AFUDC)	(2,863)	(11,758)	(10,165)	(5,929)	(17,797)	(17,568)
Less: Preferred dividend security requirements of
consolidated subsidiaries	(5,448)	(9,265)	(10,170)	(9,265)	(9,265)	(9,265)
Total earnings, as defined	$388,598	$826,660	$847,633	$799,141	$648,740	$610,212

Fixed charges, as defined:
Interest on long-term debt (a)	$146,892	$231,630	$231,089	$224,712	$193,883	$162,841
Interest on rate reduction bonds	3,487	8,611	20,573	36,524	50,231	61,580
Other interest (b)	5,116	10,184	(14,371)	12,401	25,031	15,824
Rental interest factor	4,017	4,500	5,767	7,933	8,167	8,533
Preferred dividend security requirements of
consolidated subsidiaries	5,448	9,265	10,170	9,265	9,265	9,265
Interest capitalized (including AFUDC)	2,863	11,758	10,165	5,929	17,797	17,568
Total fixed charges, as defined	$167,823	$275,948	$263,393	$296,764	$304,374	$275,611

Ratio of Earnings to Fixed Charges	2.32	3.00	3.22	2.69	2.13	2.21

(a) Interest on long-term debt includes amortized premiums, discounts and capitalized expenses related to indebtedness.

(b) For all periods presented, other interest includes interest related to accounting for uncertain tax positions.